NANO DIMENSION

3D PRINTED ELECTRONICS

December 2017

NASDAQ / TASE: NNDM

Forward Looking Statements

This presentation of Nano Dimension Ltd. (the "Company") contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, we are using forward-looking statements when we discuss the market potential of our products, that our distributors help us widen our sales channel, increase our reach to customers and shorten selling cycles, that we expect to expand our geographical coverage and increase the number of distribution partners, opening additional CECs, developing new applications of our technology, and additional opportunities for our products. Forward-looking statements are not historical facts, and are based upon management's current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management's expectations, beliefs and projections will be achieved and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission ("SEC"), including, but not limited to, the risks detailed in the Company's annual report for the year ended December 31, 2016, filed with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

NANODIMENSION
3D PRINTED ELECTRONICS

Company Overview

- Leading provider of additive manufacturing for 3D printed electronics
- NASDAQ / TASE listed (NNDM)
- 90+ employees
- Started commercial sales
- Facilities include: R&D labs, printer and materials manufacturing
- Total funding to date: $47M


DragonFly



VISION

Disrupt, reshape and define how electronics are designed and made

PURPOSE

Electrify additive manufacturing for the benefit of businesses worldwide

NANODIMENSION
3D PRINTED ELECTRONICS

Milestones

- Q3 2014 — Began trading on TASE
- Q2 2015 — Introduction of the Alpha version of the DragonFly 2020
- Q1 2016 — Commenced trading on NASDAQ
- Q3 2016 — Launched Beta program - Delivered 3D printers to leading companies worldwide
- Q2 2017 — Completed Beta program recruitment
- Q3 2017 — Transitioned to early access commercial sales
- Q3 2017 — Booked first commercial customer orders

From R&D company to commercial sales

1. Launched the DragonFly 2020 Pro 3D Printer
2. Increased Presence in North America
3. Made Progress with Global Channel Building
4. Opened New Ink Production Facility
5. Announced First Commercial Customers

DragonFly 2020 Pro

- Migrated from desktop printer to full-size unit based on customer feedback
- Delivers in-house prototyping of professional PCBs and functional electronic circuits
- Award-winning professional grade 3D printer for electronics manufacturing that breaks restrictive technology barriers
- Enables designers and engineers – for the first time – to 3D-print multi materials including conductive metals and polymers




DragonFly

New capabilities

The DragonFly 2020 Pro 3D Printer is a one-stop solution for 3D-printed electronics. Using the system offers users a variety of capabilities and attributes

- Over-night production of professional multilayer PCB prototypes, antennas, sensors, experimental electronic circuits and much more.
- Keep sensitive and proprietary design information in-house while developing.
- Allows for faster revisions and more iterative and creative board designs.
- Prints high resolution conductive traces through precise inkjet deposition system and proprietary nano inks.

The PCB Prototyping Challenge

Design file sent to 3rd party manufacturer

- Several weeks
- Slow time-to-market

Nano Dimension's 3D PCB Solution

3D printer: In-house rapid prototyping

Hours!



"The speed of the DragonFly 2020 3D Printer makes it possible for PHYTEC designers to get PCB prototypes 10-15 times faster than the traditional way," says Bodo Huber, Chief Technology Officer of Phytec (Beta customer). "Errors can be immediately detected and eliminated. The result is increased quality of design, faster designs, and shorter design cycles - from months or weeks or days."

Global Success

Distribution agreements

Customer

Company Office



Go-to-market strategy

Building Global Sales and Marketing Infrastructure

Distribution channel

- Our distributors help us widen our sales channel, increase our reach to customers and shorten selling cycles
- Our distributors maintain relationships and provide first-tier technical support to our customers
- Our current distributors provide initial coverage in the United States, Italy, France, Belgium, Switzerland, Australia and New Zealand, Canada and United Kingdom
- We expect to expand our geographical coverage and increase the number of distribution partners

Electric Circuits (PCBs) Everywhere

Growing Opportunities in a Diverse Set of Industries and use-cases

Consumer Electronics & IoT

Telecom

Automotive & Industrial

Defense

Aviation & Aerospace

Medical Devices



Customer Experience Center

- Nano Dimension opened its first Customer Experience Center (CEC) for advanced additive manufacturing technology
- As pioneers of 3D-printed electronics, we are opening our doors to customers, partners and distributors to experience our innovative technology and applications first hand
- Our HQ location is the first of several planned CECs that are designed to accelerate the adoption of additive manufacturing for electronics
- Our CECs also serve as customer and reseller training facilities and sales support centers





Materials Manufacturing Facility

We opened a new nano inks production facility that is designed to expand our manufacturing capacity

Our new manufacturing line features advanced technologies, meets the highest quality standards, and has built in scalability that is designed to meet expected DragonFly 2020 Pro 3D Printer future demand.

The 8,600 square foot facility in Israel, conveniently situated in the same building as the company's headquarters and R&D labs.

Next Generation Technology
New Applications

- Combine electronic components within PCBs as part of the printing process
- 3D printing of rigid PCB combined with flexible conductive connectors
- 3D printing of ceramic materials
- Developing electronic modules for space applications
- Embedding and encapsulating sensors within geometries
- Nano-copper ink



3D-MID
NANO DIMENSION

Global PCB market


$35B***
$62B**
$74B
2006
2013
2017

NANODIMENSION
3D PRINTED ELECTRONICS

Large and Growing Market for PCB Prototyping

- Addressing multi-billion dollar market for PCB prototypes and 3D circuitry*
- Unmatched enterprise-level 3D printer for production of complex multilayer PCBs for rapid prototyping
- Solution replaces traditional prototyping alternatives
- 90% of PCBs now manufactured in Asia

Source: * Nano Dimension | ** BPA Consulting Lucintel | *** TTM Technologies



Nano Dimension's IP



3
Licensed Patents

Conductive inks licensed from the Hebrew University

18
Patents & Applications

System, printing process, software, materials, design

Additional IP:

Developing nano-copper ink • Ceramic ink formulation • Composite ink formulations • Diagnostic tool SW • 3D Visualization

Financial

- NASDAQ, TASE: NNDM (ADR level 3, ratio: 1:5)
- March 2016: Commenced trading on NASDAQ
- Market Cap: $57.6M**
- Shares outstanding: 61.8M*
  (equivalent to 12.36M ADS), Free float: ≈76%
- Cash: $12M*, no debt
- Total funding to date: $47M



24%
Interested parties' holdings***
76%
Public Float

* As of September 30, 2017 ** As of November 1, 2017
*** Officers, Directors and over 5% shareholders

NANODIMENSION
3D PRINTED ELECTRONICS

Management



Amit Dror
CEO and Co-Founder



Simon Fried
CBO and Co-Founder



Yael Sandler
CFO



Dr. Hila Elimelech
VP Materials



Yariv Hillel
Operation Manager



Eyal Herskovitz
Quality Manager



Shachar Kedem
VP Customer Care



Tamar Rozen
HR Manager



Avi Shabtai
VP R&D

Board and Advisory



Itschak Shrem
Co-Chairman of the Board*

40+ years of experience as founder of several VC funds, including the first Israeli VC, and director in public companies. Founder and chairman of a $1B hedge fund. Graduated companies from venture to exit.



Avi Reichental
Co-Chairman of the Board*

Former president and CEO at 3D Systems (NYSE: DDD). General partner at OurCrowd First, Israel's most active early-stage venture fund. Founder, chairman and CEO of XponentialWorks, a venture investment, advisory and product dev company.



Ofir Baharav
Director

Extensive experience in 3D printing technology and working with the venture capital community in Silicon Valley.



Shlomo Magdassi
Advisory Board

Institute of Chemistry and the Center for Nanoscience and Nanotechnology at the Hebrew University, Israel.



Zeev Bregman
Advisory Board

Former CEO of Nice Systems and Comverse.

Other board of directors and advisory members:
Amit Dror, Simon Fried, Sharon Fima, Irit Ben-Ami, Roni Kleinfeld, Abraham Nahmias, Eli Yoresh, Ilan Atias

* Pending the approval of an amendment to the company's articles of association by the shareholders

Thank You

@nanodimensiontech | @3Dpcb | www.nano-di.com